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                              October 20, 2022

       Shachar Daniel
       Chief Executive Officer
       Safe-T Group Ltd.
       8 Abba Eban Ave.
       Herzliya
       4672526 Israel

                                                        Re: Safe-T Group Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 23,
2022
                                                            File No. 333-267580

       Dear Shachar Daniel:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed September 23, 2022

       ORB Funding, page 1

   1. Please revise to describe all material terms of the ORB funding agreement, including the vesting schedule. For
example, we note that Section 3.2.4 of the agreement provides examples of different
potential outcomes with respect to ORB's exercise of warrants under the vesting schedule.
Your revised disclosure should clearly describe the intended vesting schedule and these
examples.
   2. Please provide us with your analysis as to your eligibility to register the resale of the ADS representing ordinary
shares underlying the warrants pursuant to the ORB Agreement. As part of your response,
disclose the dates on which the warrants were issued and why you
 Shachar Daniel
Safe-T Group Ltd.
October 20, 2022
Page 2
      believe the private placement has been completed given the vesting schedule and requirement to achieve certain milestones. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio.
      In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or
investor   s satisfactory
      completion of its due diligence requirements. For guidance, refer to Securities Act
      Sections Compliance & Disclosure Interpretation 139.11.
Exhibits

3.    Please file the ORB funding agreement as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameShachar Daniel
                                                             Division of
Corporation Finance
Comapany NameSafe-T Group Ltd.
                                                             Office of
Technology
October 20, 2022 Page 2
cc:       Howard Berkenblit
FirstName LastName